SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Enzymotec, Ltd.

(Name of Issuer)

Common Stock, $0.01 per share

(Title of Class of Securities)

M4059L101

(CUSIP Number)

February 28, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)**

☒ Rule 13d-1(c)**

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This Schedule is being filed pursuant to Rule 13d-1(b) with respect to Visium Asset Management, LP, JG Asset, LLC and Jacob Gottlieb, and pursuant to Rule 13d1-(c) with respect to Visium Balanced Master Fund, Ltd.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4059L101	Page 2 of 13 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Visium Balanced Master Fund, Ltd.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 1,140,000 (See Item 4)
	7	Sole dispositive power None
	8	Shared dispositive power 1,140,000 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 1,140,000 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ Not Applicable
11	Percent of class represented by amount in Row (9) 5.2%
12	Type of reporting person* CO

Page 2 of 13 Pages

CUSIP No. M4059L101	Page 3 of 13 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Visium Asset Management, LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 1,140,000 (See Item 4)
	7	Sole dispositive power None
	8	Shared dispositive power 1,140,000 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 1,140,000 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ Not Applicable
11	Percent of class represented by amount in Row (9) 5.2%
12	Type of reporting person* IA, PN

Page 3 of 13 Pages

CUSIP No. M4059L101	Page 4 of 13 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) JG Asset, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 1,140,000 (See Item 4)
	7	Sole dispositive power None
	8	Shared dispositive power 1,140,000 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 1,140,000 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ Not Applicable
11	Percent of class represented by amount in Row (9) 5.2%
12	Type of reporting person* HC, OO

Page 4 of 13 Pages

CUSIP No. M4059L101	Page 5 of 13 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jacob Gottlieb
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 1,140,000 (See Item 4)
	7	Sole dispositive power None
	8	Shared dispositive power 1,140,000 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 1,140,000 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ Not Applicable
11	Percent of class represented by amount in Row (9) 5.2%
12	Type of reporting person* HC, IN

Page 5 of 13 Pages

CUSIP No. M4059L101	Page 6 of 13 Pages

Item 1	(a)	Name of Issuer:

Enzymotec Ltd.

	(b)	Address of Issuer’s Principal Executive Offices:

Sagi 2000 Industrial Area P.O. Box 6 Migdal Ha’Emeq 2310001, Israel

Item 2	(a) – (c)	This statement is filed on behalf of the following:

(1) Visium Balanced Master Fund, Ltd, a Cayman Islands corporation (“VBMF”), with its principal business office c/o Visium Asset Management, LP, 888 Seventh Avenue, New York, NY 10019.

(2) Visium Asset Management, LP, a Delaware limited partnership (“VAM”), with its principal business office c/o Visium Asset Management, LP, 888 Seventh Avenue, New York, NY 10019.

(3)

JG Asset, LLC, a Delaware limited liability company (“JG Asset”), with its principal business office c/o Visium Asset Management, LP, 888 Seventh Avenue, New York, NY 10019. JG Asset is the General Partner of VAM.

(4) Jacob Gottlieb (“Gottlieb”), a natural person, with his principal business office c/o Visium Asset Management, LP, 888 Seventh Avenue, New York, NY 10019. Gottlieb is the Managing Member of JG Asset.

	(d)	Title of Class of Securities:

Common Stock, $0.01 per share

	(e)	CUSIP Number:

M4059L101

Page 6 of 13 Pages

CUSIP No. M4059L101	Page 7 of 13 Pages

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

* VAM is an “investment adviser” as described above and JG Asset and Gottlieb are each a “parent holding company or control person” as described above.

Item 4	Ownership:

VBMF

(a) Amount Beneficially Owned:

1,140,000

(b) Percent of Class:

5.2%

(c) Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

None

Page 7 of 13 Pages

CUSIP No. M4059L101	Page 8 of 13 Pages

	(ii)	shared power to vote or to direct vote:

1,140,000 shares

	(iii)	sole power to dispose or direct disposition of:

None

	(iv)	shared power to dispose or to direct disposition of:

1,140,000 shares

VAM

(a)	Amount Beneficially Owned:

By virtue of its position as investment manager to pooled investment funds, VAM may be deemed to beneficially own the 1,140,000 shares of the Company’s Common Stock beneficially owned by the pooled investment vehicle.

(b)	Percent of Class:

5.2%

(c)	Number of Shares as to which person has:

	(i)	sole power to vote or to direct vote:

None

	(ii)	shared power to vote or to direct vote:

1,140,000 shares

	(iv)	sole power to dispose or direct disposition of:

None

	(iv)	shared power to dispose or to direct disposition of:

1,140,000 shares

Page 8 of 13 Pages

CUSIP No. M4059L101	Page 9 of 13 Pages

JG Asset

(a)	Amount Beneficially Owned:

By virtue of its position as General Partner to VAM, JG Asset may be deemed to beneficially own the 1,140,000 shares of the Company’s Common Stock beneficially owned by VAM.

(b)	Percent of Class:

5.2%

(c)	Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

None

(ii) shared power to vote or to direct vote:

1,140,000 shares

(iii) sole power to dispose or direct disposition of:

None

(iv) shared power to dispose or to direct disposition of:

1,140,000 shares

Gottlieb

(a)	Amount Beneficially Owned:

By virtue of his position as the Managing Member of JG Asset, Gottlieb may be deemed to beneficially own the 1,140,000 shares of the Company’s Common Stock beneficially owned by JG Asset.

(b)	Percent of Class:

5.2%

Page 9 of 13 Pages

CUSIP No. M4059L101	Page 10 of 13 Pages

	(c)	Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

None

(ii) shared power to vote or to direct vote:

1,140,000 shares

(iii) sole power to dispose or direct disposition of:

None

(iv) shared power to dispose or to direct disposition of:

1,140,000 shares

VAM, JG Asset and Gottlieb disclaim beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual officers and members of VBMF, VAM or JG Asset is, for any purpose, the beneficial owner of any of the Securities.

Item 5		Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6		Ownership of More than Five Percent on Behalf of Another Person:

The securities reported in this Schedule 13G, which are beneficially owned by VAM, JG Asset and Gottlieb, are owned by VBMF, an advisory client of VAM.

Item 7		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8		Identification and Classification of Members of the Group:

Not Applicable

Item 9		Notice of Dissolution of Group:

Not Applicable

Page 10 of 13 Pages

CUSIP No. M4059L101	Page 11 of 13 Pages

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 13 Pages

CUSIP No. M4059L101	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2014

VISIUM BALANCED MASTER FUND, LTD.

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Signatory

VISIUM ASSET MANAGEMENT, LP
By:	JG Asset, LLC, its general partner

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Signatory

JG ASSET, LLC

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Signatory

JACOB GOTTLIEB

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Signatory

Page 12 of 13 Pages

CUSIP No. M4059L101	Page 13 of 13 Pages

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated March 10, 2014 relating to the Common Stock, $0.01 per share of Enzymotec Ltd. shall be filed on behalf of the undersigned.

VISIUM BALANCED MASTER FUND, LTD.

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Signatory

VISIUM ASSET MANAGEMENT, LP
By:	JG Asset, LLC, its general partner

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Signatory

JG ASSET, LLC

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Signatory

JACOB GOTTLIEB

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Signatory

Page 13 of 13 Pages